UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 July 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on
 Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of
CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.”

Enclosure:  Senior Management Change

N      E      W      S                R      E      L      E      A      S      E

26 July 2011

SENIOR MANAGEMENT CHANGE AT
CRH AMERICAS PRODUCTS & DISTRIBUTION

CRH plc, the international building materials group, announces that Bill Sandbrook, Chief Executive of CRH's Products and Distribution businesses in the Americas, has decided to resign from his position to pursue other business interests.  The chief executives of the Building Products, Building Envelope and Distribution businesses will now report directly to CRH Americas CEO Mark Towe.

Commenting on these changes, Myles Lee, CRH Chief Executive, said
"We thank Bill for his many years of significant achievement in his career with CRH and we wish him well for the future.  Mark, supported by his high quality team will continue to develop CRH's important Products and Distribution segments in the Americas."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Albert Manifold	Chief Operating Officer
Maeve Carton	Finance Director
Éimear O’Flynn	Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000   FAX +353.1.4041007
E-MAIL: mail@crh.com WEBSITE: www.crh.com. Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Notes to Editors

CRH's Products & Distribution division in the Americas comprises Oldcastle Building Products, Oldcastle BuildingEnvelope™ and Oldcastle Distribution, each of which has its own independent management team.

Oldcastle Building Products (2010 Sales: $2.4 billion)
CEO Keith Haas holds an MBA from Georgia State University and a BME from Georgia Tech. Keith joined Oldcastle in 1995 and, prior to taking up this role in 2010, held a number of senior positions in Oldcastle's Distribution and Architectural Products (APG) businesses. Oldcastle Building Products was formed with effect from January 2011 through the merger of the APG, Precast and MMI businesses. This new organisational alignment is accelerating the capture of market growth opportunities while streamlining common business processes and structures.

Oldcastle BuildingEnvelope™ (2010 Sales: $0.75 billion)
CEO Edwin B. (Ted) Hathaway holds an MBA from Columbia University and a BA in Economics from Connecticut College. Ted joined Oldcastle in 1987 and played a key role in the strategic development of Oldcastle Glass in business development, regional management and as Chief Operating Officer from 1998 to 2000. Ted was appointed to his current role in 2000.

Oldcastle Distribution, trading as Allied Building Products (2010 Sales $1.65 billion)
CEO Bob Feury Jr. has a BS in Finance and Marketing from Syracuse University. He joined what was then his family's business in 1985 where he built his career working in all aspects of its operations. Allied was acquired by CRH in 1996. Bob was appointed Chief Operating Officer in 2001 and became chief executive in 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  26 July 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director